Exhibit (a)(72)

[Draft July 30, 2010]

PRESS RELEASE

SEMBCORP STAKE IN CASCAL RISES TO 96.43%

•	Additional subsequent offer period till August 9, 2010 launched for remaining shares

SINGAPORE, August 2, 2010—Sembcorp Industries Ltd (Sembcorp) today announces that its majority stake in Cascal has risen to 96.43%, with the close of the subsequent offer period of the tender offer (the “Offer”) by its wholly-owned subsidiary, Sembcorp Utilities Pte Ltd (Sembcorp Utilities), for all of the issued and outstanding common shares (the “Shares”) of Cascal N.V. (Cascal) (NYSE: HOO). The Offer for the Shares, at a price of US$6.75 per Share in cash, less any withholding taxes and without interest, expired as scheduled at 5:00 p.m. New York City time on July 30, 2010. In addition, as Sembcorp has acquired over 95% of Cascal, it intends to complete the acquisition of the company by effecting squeeze-out proceedings under the Dutch Civil Code. The price paid to minority stockholders in such proceedings would be determined by the Dutch Court.

BNY Mellon Shareowner Services, the depositary for the Offer, has advised that a total of 1,288,495 Shares have been validly tendered and not withdrawn prior to the expiration of the subsequent offer period (including all of the Shares tendered and not withdrawn in the initial offer period), representing approximately 4.18% of the issued and outstanding Shares. All of the Shares validly tendered and not withdrawn have been accepted for payment.

Sembcorp also announces today that it will continue to make available a convenient platform for the remaining Cascal shareholders to divest their shares, by providing an additional subsequent offer period that will commence at 9:00 a.m. New York City time on August 2, 2010 and expire at 5:00 p.m. New York City time on August 9, 2010. Shares validly tendered during this additional subsequent offer period will be accepted immediately and paid for promptly as they are accepted. Holders of Shares who validly tender during the additional subsequent offer period will receive the same offer price of US$6.75 per Share in cash, less any withholding taxes and without interest, that has been paid to holders who tendered during the original offer period and the first subsequent offer period. Procedures for tendering Shares during the subsequent offer period are the same as during the initial offer period with two exceptions: (1) Shares cannot be delivered by the guaranteed delivery procedure, and (2) pursuant to Rule 14d-7(a)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Shares tendered during the subsequent offer period may not be withdrawn.

On July 26, 2010, Cascal announced that it had filed with the Securities and Exchange Commission (SEC) a Form 25 relating to the delisting of its common shares from the New York Stock Exchange (NYSE). The last day of trading of its common shares on the NYSE will be Wednesday, August 4, 2010. On Thursday, August 5, 2010, the effective date of the delisting, the Company plans to file a Form 15 to deregister its common shares under Section 12 of the Exchange Act. The Company’s SEC reporting obligation will be suspended immediately upon the filing of the Form 15. The Company expects that the deregistration of its common shares would become effective 90 days after the date the Form 15 is filed with the SEC.

Cascal’s stockholders may obtain copies of all of the offering documents free of charge at the SEC’s website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., the Information Agent for the offer, at 212-929-5500 or toll-free at 800-322-2885.

IMPORTANT NOTICE: This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any common shares of Cascal. The tender offer is being made pursuant to a tender offer statement on Schedule TO filed by Sembcorp Utilities with the SEC on May 21, 2010, as amended and supplemented from time to time. The solicitation of offers to buy common shares of Cascal is only being made pursuant to the Amendment and Supplement to Offer to Purchase dated June 30, 2010, which amends and supplements the Offer to Purchase dated May 21, 2010, the Amended and Restated Letter of Transmittal and related documents. Cascal stockholders are strongly advised to read the tender offer statement and the solicitation/recommendation statement regarding the tender offer as they contain important information, including the various terms of, and conditions to, the tender offer.

Investors and stockholders may obtain free copies of these statements and other documents filed by Sembcorp Utilities and Cascal at the SEC’s website (www.sec.gov). Investors and stockholders should seek legal or other professional advice before acting or relying on any of the information provided above.

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For media and analysts’ queries please contact:

For Singapore: Ng Lay San (Ms) Vice President Group Corporate Relations DID: +65 6723 3150 Email: ng.laysan@sembcorp.com	Fock Siu Ling (Ms) PR Counsel Group Corporate Relations DID: +65 6723 3152 Email: fock.siuling@sembcorp.com

Lim Yuan See (Ms) Associate Director, Singapore Kreab Gavin Anderson DID: +65 6339 9110 Email: ylim@kreabgavinanderson.com

For US: Richard A. Mahony (Mr) Managing Partner, New York Kreab Gavin Anderson DID: +1 (212) 515 1960 Email:rmahony@kreabgavinanderson.com	For UK: Natalie Biasin (Ms) Associate Director, London Kreab Gavin Anderson DID: +44 (0) 20 7074 1864 Email:nbiasin@kreabgavinanderson.com

ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries is a leading energy, water and marine group operating in 17 countries across six continents worldwide. With facilities with over 5,200 megawatts of gross power capacity and close to six million cubic metres of water per day in operation and under development, Sembcorp is a trusted provider of essential energy and water solutions to both industrial and municipal customers. It is also a world leader in marine & offshore engineering, as well as an established environmental services provider and developer of integrated townships and industrial parks.

The Group has total assets of over S$9 billion and employs over 9,000 employees. Listed on the main board of the Singapore Exchange, it is a component stock of the Straits Times Index and several MSCI indices.

ABOUT SEMBCORP’S WATER BUSINESS

Competitive and technologically advanced water solutions are core to Sembcorp’s utilities service offering. Globally, Sembcorp owns and manages water facilities with a combined capacity of close to six million cubic metres per day in operation and under development serving both municipal and industrial customers.

Sembcorp’s broad expertise in wastewater treatment encompasses the ability to treat highly concentrated wastewater and high salinity wastewater discharged by industries, using advanced biological treatment processes. Furthermore, it is able to reclaim high grade industrial water, demineralised water and potable water from treated effluent. Through treating wastewater and recovering usable water from the effluent which can in turn be supplied back to customers, Sembcorp’s facilities are able to minimise liquid discharge and promote a sustainable alternative water supply.

The company also has expertise in both reverse osmosis and thermal processes for seawater desalination and provides water for industrial use to customers in petrochemical and chemical zones. These include demineralised water, industrial water, raw water, chilled water, cooling water and seawater cooling.

Note to Editors:

Following a company rebrand, please refer to the company as “Sembcorp” (with “S” in upper case and “c” in lower case), or “Sembcorp Industries” in full. Please also note that “Sembcorp” is not an abbreviation of “Sembawang Corporation” but a brand name in itself, and it is therefore incorrect to refer to our company as “Sembawang”, “Sembawang Corporation” or similar.